

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 5, 2009

VIA US MAIL AND FAX (801) 984-2603
Mr. Edward Paulsen
Principal Financial and Accounting Officer
aVinci Media Corporation
11781 South Lone Peak Parkway
Suite 270
Draper, UT   84020

      RE: aVinci Media Corporation
              Form 10-K for the fiscal year ended December 31, 2008 as amended
              Filed March 31, 2009
              File No. 001-17288

Dear Mr. Paulsen:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 4

1. We note that in your amended Form 10-K you included the previously omitted disclosures regarding your assessment of internal control over financial reporting required by Item 308T of Regulation S-K and Item 9A. of Form 10-K.   We further note that in your amended Form 10-K your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Please tell us in detail how you considered whether management's failure to perform or complete its report on internal control over financial reporting impacted its conclusions regarding the

effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or me at (202) 551-3836 if you have questions regarding these comments.

Sincerely,

Kyle Moffatt
Accountant Branch Chief